EADVISION                                     Arnold Taragin Esq., Adv
24 Raul Wallenberg St.                        Vice President and General Counsel
Tel Aviv 69719 Israel                         Tel: 972.3.767.9344
                                              Facsimile: 972.3.767.9382


November 15, 2006

Stephen G. Krikorian
Branch Chief-Accounting
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
----------------------

RE:  RADVISION LTD.
     FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
     FORMS 6-K FILED ON APRIL 27, JULY 27, AND AUGUST 7, 2006
     FILE NO. 0-29871

Dear Mr. Krikorian,

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter addressed to Mr. Boaz Raviv, Chief Executive Officer, of our Company, dated October 3, 2006 with respect to our Form 20-F for fiscal year ended December 31, 2005 and Forms 6-K filed on April 27, July 27 and August 7, 2006. We have repeated your numbered comments below and have provided a response to each comment.


FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2005
COMMITMENTS AND CONTINGENCIES, PAGES F-23 THROUGH F-25

     1. WE ARE CONSIDERING YOUR RESPONSES TO COMMENTS 9 AND 10 OF OUR LETTER DATED JUNE 5, 2006, HOWEVER, YOU HAVE NOT PROVIDED CERTAIN INFORMATION WHICH IS REQUIRED FOR US TO COMPLETE OUR ASSESSMENT OF YOUR RESPONSE. IT IS UNCLEAR FROM YOUR RESPONSE IN WHAT PERIODS EACH ACCRUAL WAS RECORDED. PLEASE SUMMARIZE, FOR EACH INDIVIDUAL CLAIM, THE PERIOD, OR PERIODS, DURING WHICH ACCRUALS WERE RECORDED. IN SUPPORT OF YOUR DETERMINATION THAT DISCLOSURE OF THE AMOUNTS ACCRUED IS NOT REQUIRED UNDER PARAGRAPH 9 IN EACH OF THESE CASES, PROVIDE US WITH YOUR ANALYSIS OF THE MATERIALITY OF THESE ACCRUALS TO YOUR FINANCIAL STATEMENTS IN EACH PERIOD PRESENTED.

In response to your inquiry regarding the periods for each accrual we advise as follows:

The Staff is herby advised that we set up an accrual for the Lucent claim in fiscal year 2000 based on notification received from Lucent and the ability at that time to estimate the probable liability of the claim. We increased the above mentioned accrual on an ongoing basis based on the number of our units sold and our estimation of the probable liability.

We established an accrual for the 2003 infringement claim in fiscal year 2004 based on the notification we received and our ability at that time to estimate the probable liability. We increased the 2003 infringement claim accrual on an ongoing basis based on the number of units sold and our estimation of the probable liability.

The Staff is further advised that the aforementioned accruals were presented in our financial statement in "Accrued expenses and other accounts payables" line item.

WE WILL REVISE OUR DISCLOSURE IN FUTURE FILINGS TO DISCLOSE THE CUMULATIVE CONTINGENT LIABILITY FOR PATENT CLAIMS IN RESPECT OF THE ABOVE MENTIONED CLAIMS IN THE "ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLES" NOTE TO THE FINANCIAL STATEMENTS.

The accrued expenses note for December 31, 2004 and 2005 would have been as follows:

       NOTE 8:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                               DECEMBER 31,     DECEMBER 31,
                                                  2004              2005
                                             ---------------  ---------------
                                                 AUDITED          AUDITED
                                             ---------------  ---------------

Payroll and related accruals                 $        2,408   $        3,133
Accrued expenses and other liabilities                6,841            5,932
Contingent liability for patent claims                2,700            3,057
                                             ---------------  ---------------

                                             $       11,949   $       12,122
                                             ===============  ===============










We believe Paragraph 9 to FAS 5 allows us to apply reasonable judgment as to whether the amounts accrued should be disclosed in order to make the financial statements not misleading. In addition, we have considered the materiality of the amounts accrued according to SAB 99 "Materiality". Although the related accruals are 12.6% and 13.6% of our current liabilities and 10.8% and 11.7% of our total liabilities as of December 31, 2004 and 2005, respectively, we believe that this measure alone is not meaningful to our financial statements and the likelihood that a reasonable person would consider such a measure important is very low. This is based on the fact that our total liabilities are inherently low compared to our cash and cash equivalents, deposits and marketable securities, total assets and our total shareholders' equity. The above mentioned accruals together are only 2.1% and 2.0% of our total assets and 2.5% and 2.3% of our shareholders' equity as of December 31, 2004 and 2005, respectively.

We believe that reasonable investors are interested in the level of our cash and liquid investments, in our working capital ratio, our revenues achievements, in our profit and loss results and in our earnings per share data. The detailed disclosure of the accrued amounts itself will not give a reasonable reader of the financial statements any additional material information on the Company's results of operations and/or cash position due to the fact that we accrued in full the probable amount and disclosed this fact. The potential loss for which we have accrued does not represent a significant loss and does not impact our financial position, as discussed above.

SAB 99 requires along with quantitative aspects to analyze qualitative aspects. We believe that the lack of disclosure of the accrued amounts does not:

     (i) Mask a change in our earnings or a change in our earnings per share data and other trends in our financial statements such as working capital ratio and cash flow position.

     (ii) Hide a failure to meet analysts' expectations for the company results.

     (iii) Affect our compliance with regulatory requirements.

     (iv) Affect our compliance with loan covenants and other contractual requirement because we don't have any.

     (v) Affect management compensation - since the amounts are accrued and reflected in the results of operations.

Based on our analysis of both quantitative and qualitative aspects, we believe in good faith that the relevant accruals are not material to our financial position and would not be considered material by a reasonable person.

FORMS 6-K FILED ON APRIL 27, JULY 27 AND AUGUST 7, 2006

     2. WE BELIEVE THE NON-GAAP OPERATING STATEMENT COLUMNAR FORMAT APPEARING IN THE FORMS 6-K FILED ON APRIL 27, JULY 27 AND AUGUST 7, 2006 MAY CREATE THE UNWARRANTED IMPRESSION TO INVESTORS THAT THE NON-GAAP OPERATING STATEMENT HAS BEEN PREPARED UNDER A COMPREHENSIVE SET OF ACCOUNTING RULES OR PRINCIPLES WHILE ALSO CONVEYING UNDUE PROMINENCE TO A STATEMENT BASED ON NON-GAAP MEASURES. IN ADDITION, SECTION II.A.2 OF SEC RELEASE 33-8176 DEFINES NON-GAAP MEASURES AND DOES NOT CONTEMPLATE INCLUDING NON-GAAP FINANCIAL STATEMENTS AS A "MEASURE" PLEASE REMOVE THAT PRESENTATION, OR EXPLAIN TO US REASONABLE DETAIL
          WHY ITS RETENTION IS JUSTIFIED IN LIGHT OF THESE CONCERNS. AS A SUBSTITUTE FOR THIS PRESENTATION FORMAT, YOU MAY CONSIDER PRESENTING ONLY INDIVIDUAL NON-GAAP MEASURES (I.E., LINE ITEMS, SUBTOTALS, ETC.) PROVIDED ONE COMPLIES WITH ITEM 10 OF REG. S-K AND THE DIVISION OF CORPORATION FINANCE'S FREQUENTLY ASKED QUESTION REGARDING USE OF NON-GAAP FINANCIAL MEASURES, QUESTION 8.

          We accept the comments of the Staff and we will remove in future filings of our financials statements prepared in accordance with US GAAP any non-GAAP presentation. In our press release of quarterly results, as a substitute for the above mentioned presentation format, we will present only individual non-GAAP measures by line item and/or sub totals.

     3. WE ALSO NOTE YOUR USE OF THE COLUMN HEADING "NON-GAAP RESULTS PRO FORMA". PRO FORMA TERMINOLOGY HAS VERY SPECIFIC MEANING IN ACCOUNTING LITERATURE. SUCH TERMINOLOGY APPLIES TO CERTAIN DISCLOSURES REQUIRED BY GAAP AND BY ARTICLE 11 OF REGULATION S-X AND SHOULD BE USED ONLY IN THOSE CONTEXTS. REVISE YOUR PRESENTATION TO OMIT THE PRO FORMA TERMINOLOGY WHEN REFERRING TO YOUR NON-GAAP INFORMATION OR TELL US WHY YOU BELIEVE YOUR USE OF THIS IS APPROPRIATE.

          We accept the comments of the Staff and we will not use the terminology "non-GAAP results pro forma" in future filings.



          If you have any further questions, please do not hesitate to contact me at 011- 972-767-9344 or our U.S. counsel, Steven Glusband at 212-238-8605.



                                            Very truly yours,

                                            /s/ Arnold Taragin

                                            Arnold Taragin

                                      Corporate V.P. and General Counsel

         Enclosures

         cc:      Tamara Tangen, Securities and Exchange Commission.